Kevin P. Clark Vice President and Chief Financial Officer

Liberty Lane
Hampton, NH 03842
Tel: 603-929-2412 Fax: 603-926-0222 kevin.clark@nh.fishersci.com
February 17, 2006
George F. Ohsiek, Jr.
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Fisher Scientific International Inc.
                    Form 10-K for Fiscal Year Ended December 31, 2004
                    Filed March 16, 2005
                    File No. 1-10920
Dear Mr. Ohsiek:
This letter sets forth the response of Fischer Scientific International Inc. (the “Company”) to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated February 10, 2006 relating to the Form 10-K for Fiscal Year Ended December 31, 2004, file number 1-10920 of the Company, filed with the Commission on March 16, 2005.
Form 10-K for Fiscal Year Ended December 31, 2004

1.	We read your response to comment 2 in our letter dated January 19, 2006. In future filings, to the extent material, please ensure your disclosure adequately describes the nature of the credits you have reclassified out of cash and cash equivalents to accounts payable, similar to what you disclosed to us in your supplemental response.
Response to Comment 1

The Company will disclose in future filings, to the extent material, the nature and amount of credits reclassified out of cash and cash equivalents to accounts payable, consistent with its supplemental response to the staff.
Please call Kevin P. Clark, Vice President and Chief Financial Officer at (603) 929-2412 with any questions or comments you may have.
Sincerely,

Kevin P. Clark Vice President and Chief Financial Officer

cc:	Sarah McConnell, Esq. Vice President and Chief Financial Officer